OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68596

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OTC Link LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
300 Vesey Street, 12th Floor
_____
(No. and Street)

New York   NY   10282
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff(Yongxiang) Jin 212-896-4463   Jeff@otcmarkets.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Deloitte & Touche LLP
_____
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza   New York   NY   10112
(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yongxiang Jin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTC Link LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer and Financial and Operations Principal

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of OTC Link LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc. ("Parent")) as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the accompanying financial statement includes significant transactions with its Parent and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 4, 2026

We have served as the Company's auditor since 2012.

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2025
(in thousands)

Assets		
Cash	$	8,281
Accounts receivable from subscribers, net of allowance for credit losses of $91		2,726
Due from affiliates		8
Other assets		52
Restricted cash		505
Total Assets	$	11,572

Liabilities and Member's Equity		
Accounts payable	$	517
Accrued expenses and other liabilities		2,102
Due to affiliates		1,484
Deferred revenue		449
Total Liabilities		4,552
Member's Equity		7,020
Total Liabilities and Member's Equity	$	11,572

See accompanying notes to statement of financial condition

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Notes to Statement of Financial Condition
As of December 31, 2025
(in thousands)

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link® LLC (the "Company") is a wholly owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member"). The Company is a Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealer and operates OTC Link ATS, OTC Link ECN, OTC Link NQB, and MOON ATS®, each a Securities and Exchange Commission ("SEC") regulated Alternative Trading System ("ATS"). Accordingly, OTC Link LLC and each of its ATSs are subject to regulation and periodic examinations by the SEC and FINRA. OTC Link LLC provides regulated quotation, messaging, trade execution, and reporting services to broker-dealers. By offering multiple market models, control of trades, and choice of counterparties, OTC Link LLC allows broker-dealer subscribers to efficiently provide best execution, attract order flow, and comply with FINRA and SEC regulations.

OTC Link ATS offers a fully attributable, network-based model for quoting and facilitating transactions in over-the-counter ("OTC") equity securities and serves a diverse community of FINRA member broker-dealers that operate as market makers, agency brokers, and ATSs, including Electronic Communication Networks ("ECNs"). OTC Link ATS consolidates broker-dealer quotations, delivers trade messages, and allows subscribers to execute or negotiate trades with known counterparties. All subscribers to OTC Link ATS are FINRA member broker-dealers, subject to all applicable FINRA rules. Unlike traditional exchanges and matching engines, OTC Link ATS is not a party to any trade reports with respect to any trade executions that may result from trade messages.

In respect of OTC Link ATS, FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in those Rules.

OTC Link ATS operates as a Qualified Interdealer Quotation System ("Qualified IDQS") as defined in Rule 15c2-11 under the Securities Exchange Act of 1934 ("SEA" and "Rule 15c2-11", respectively). In this capacity, OTC Link ATS determines whether a security is eligible to be the subject of quotations under Rule 15c2-11 and makes those determinations publicly available on the Company's website and via market data feeds. Broker-dealers can rely on the Company's determinations in submitting quotations in securities on OTC Link ATS.

OTC Link ECN operates as an Electronic Communication Network and functions as a centralized matching engine and router for certain OTC equity securities by providing subscribers with anonymous order matching functionality.

OTC Link NQB operates as a fully attributable IDQS and a centralized matching engine, allowing distribution of depth-of-book market data. OTC Link NQB also offers the OTC Overnight® trading functionality, allowing broker-dealer subscribers to trade a select group of active OTC equity securities in overnight sessions, from 8 PM to 7:45 AM Eastern Time, Sunday to Thursday, in U.S. dollars.

When marketable orders do not match internally on OTC Link ECN or OTC Link NQB, they are routed to other market destinations.

MOON ATS, operates as a fully attributable ATS, with an option for anonymity, and a centralized matching engine, offering access to National Market System ("NMS") securities listed on major exchanges during overnight sessions, from 8 PM to 4 AM Eastern Time, Sunday to Thursday. When

orders do not match on MOON ATS' internal book, subscribers may include an instruction to indicate that the order is routable if a better price is available on an external market center.

OTC Link ECN, OTC Link NQB, and MOON ATS act as the executing party on an agency basis in relation to all transactions executed on these platforms.

Pursuant to applicable FINRA rules, OTC Link ECN and OTC Link NQB submit trade reports to FINRA's OTC Reporting Facility, and MOON ATS submits trade reports to the FINRA/Nasdaq Trade Reporting Facility. All transactions executed on OTC Link ECN, OTC Link NQB, and MOON ATS are cleared and settled pursuant to a clearing agreement with Apex Clearing Corporation.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;

- Receiving or holding securities or funds of clients; or

- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition and the related notes (collectively referred to as the "financial statement") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for credit losses and certain accrued expenses. Actual results could differ from management's estimates.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted Cash is comprised of cash held at clearing organizations as collateral against obligations of the Company arising from the Company's clearing agreements. This collateral must be held for the term of those agreements and for up to thirty days from termination of same.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, restricted cash, accounts receivable, accounts payable, and accrued expenses and other liabilities are measured at carrying value, which approximates fair value due to the short term nature of these balances.

Recently Issued Accounting Standards Not Yet Adopted

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provided a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The guidance is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of the adoption of this ASU but does not expect it would have a material impact on its statement of financial condition and related disclosures.

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Member, effective June 1, 2012, and amended December 31, 2016 (the "Service Agreement"), OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing, and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement. As a result, the financial statements may not be indicative of the Company's future performance, and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $8 receivable from affiliates for OTC Link LLC accounts receivable from subscribers collected by the Member and a $1,484 payable to affiliates for fees for the services described

above as of December 31, 2025 that are included in due to/due from affiliates in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or 6⅔% of aggregate indebtedness. As of December 31, 2025, the Company had net capital of $4,234, which is $3,931 in excess of its minimum net capital requirement of $303.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

During 2025, the Company made no equity distributions to the Member and received four equity contributions from the Member, $500 and $1,500 in March, $2,400 in May, and $400 in September.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending, or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition, or operations. The Company is not a party to any past or pending trading suspensions by a securities regulator.

Legal Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The Company is regularly the subject of various regulatory reviews, inquiries, investigations, and subpoenas or requests for information by FINRA and the SEC. Where it is determined, in consultation with legal counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual.

During 2025, the Company responded to an information request from the SEC's Division of Enforcement regarding certain OTC Link LLC policies and procedures related to Regulation Systems Compliance and Integrity (SCI). The Company has not received any formal communication from the SEC's Division of Enforcement, and it cannot anticipate the timing, outcome, or possible impact of this inquiry, financial or otherwise.

NOTE 6. SEGMENT REPORTING

The Company is engaged in a single line of business, providing regulated quotation, messaging, trade execution, and reporting services to broker-dealers. The Company's chief operating decision maker ("CODM") is its President, who uses Net Loss to evaluate the results of the business, make operating decisions, assess financial performance, and allocate resources. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company did not derive more than 10% of its total revenues from a single customer in 2025. Additionally, the Company operates in the United States, and all revenues from customers are derived from customers located in the United States. The measure of segment assets is reflected as Total Assets on the Company's Statement of Financial Condition.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 04, 2026, the date the financial statement was issued.

On January 26, 2026, OTC Markets Group made an equity contribution of $800 to the Company.

* * * * * *